Exhibit 99.2
This OPCO Limited Partner Interest Purchase Agreement is made effective as of June 12, 2008

BETWEEN	Teekay Holdings Limited, a Bermuda company having an office at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda (“THL”);

AND	Teekay Offshore Partners L.P., a Marshall Islands limited partnership having an office at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda (“Teekay Offshore”).

WHEREAS	THL owns 74.0% of the limited partner interest in Teekay Offshore Operating L.P. (“OPCO”);

AND	Teekay Offshore owns a 25.99% limited partner interest and, indirectly, a 0.01% general partner interest in OPCO;

AND	Teekay Offshore wishes to purchase from THL, and THL wishes to sell to Teekay Offshore, an additional 25.0% of the limited partner interests in OPCO.
So, the parties agree as follows:
1. INTERPRETATION
1.1	In this Agreement,
(a)	“Agreement” means this OPCO Limited Partner Interest Purchase Agreement;

(b)	“Closing” means the closing of the purchase and sale of the Interests;

(c)	“Concurrent Private Placement” means the private placement by Teekay Offshore of its common units to Teekay Corporation pursuant to a Unit Purchase Agreement between Teekay Offshore and Teekay Corporation.

(d)	“Interests” means 25.0% of the limited partner interests of Teekay Offshore Operating L.P.;

(e)	“Parties” means THL and Teekay Offshore collectively, and “Party” means either of them;

(f)	“Price” means the amount described in Section 2; and

(g)	“Public Offering” means the offer and sale by Teekay Offshore to the public of 7,000,000 of common units pursuant to a registration statement filed with the U.S. Securities and Exchange Commission and to an Underwriting Agreement, dated as of June 12, 2008, by and among Teekay Offshore, the underwriters named therein and the other parties thereto.
1.2	Headings. Headings contained in this Agreement are included solely for convenience, are not intended to be full or accurate descriptions of the content of any Section or Paragraph and shall not be considered to be part of this Agreement.

2. PURCHASE AND SALE OF INTERESTS
2.1	At Closing, THL shall sell and transfer to Teekay Offshore, and Teekay Offshore shall purchase and receive from THL, the Interests.

2.2	The Price for the Interests shall bean aggregate of $205.0 million.

2.3	Teekay Offshore shall pay THL the Price at the Closing and concurrent with the closing of the Public Offering by Teekay Offshore and the Concurrent Private Placement and the receipt of the net proceeds from such offerings.

2.4	Teekay Offshore shall pay the Price in United States Dollars by wire transfer of immediately available funds to the account or accounts designated by THL.

2.5	Promptly upon receipt of the Price, THL shall deliver to Teekay Offshore the documents of title for the Interests evidencing ownership thereof in the name of Teekay Offshore.
3. CLOSING
3.1	The Closing of the transactions contemplated by this Agreement shall be held at the offices of Teekay Offshore and shall take place concurrently with the closing of the Public Offering.

3.2	The Closing is subject to the closing of the Public Offering and the Concurrent Private Placement and the receipt by Teekay Offshore of the net proceeds from such offerings.
4. WARRANTIES OF THL
4.1	THL makes the following warranties to Teekay Offshore, and acknowledges that Teekay Offshore is relying on these warranties in entering into this Agreement:
(a)	Organization and Good Standing. THL is a corporation duly incorporated, organized and validly existing in good standing under the laws of Bermuda.

(b)	Due Authorization, etc. THL has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder; and the execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of THL.

(c)	No Consents. No consent, approval or authorization of any third party is required for consummation by THL of the transactions contemplated by this Agreement, and the execution and delivery of this Agreement and the performance of the transactions contemplated hereby do not violate, conflict with, or cause a default under any contract, agreement, document, or instrument, any law, rule, regulation or any judicial or administrative decision to which THL or the Interests may be subject, or that would create a lien, security interest, encumbrance or restriction of any kind upon the Interests.

(d)	Title to Interests. THL is, and Teekay Offshore shall become, on receipt of the Interests and payment therefor, the owner of the Interests, with good and marketable title to the Interests, free and clear of any title defects, mortgages, pledges, hypothecs, security interests, deemed trusts, liens, charges, encumbrances or rights or claims of others of any kind whatsoever.
5. WARRANTIES OF TEEKAY OFFSHORE
5.1	Teekay Offshore makes the following warranties to THL, and acknowledges that THL is relying on these warranties in entering into this Agreement:
(a)	Organization and Good Standing. Teekay Offshore is a partnership duly formed, organized and validly existing in good standing under the laws of the Marshall Islands.

(b)	Due Authorization, etc. Teekay Offshore has all necessary power, authority and capacity to enter into this Agreement and to perform its obligations hereunder; and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Teekay Offshore.

(c)	No Consents. No consent, approval or authorization of any third party is required for consummation by Teekay Offshore of the transactions contemplated by this Agreement, and the execution and delivery of this Agreement and the performance of the transactions contemplated hereby do not violate, conflict with, or cause a default under any contract, agreement, document, or instrument, any law, rule, regulation or any judicial or administrative decision to which Teekay Offshore may be subject.
6. NO COMMISSION; INDEMNIFICATION
6.1	Each Party warrants to the other Party that no individual, partnership, or corporation is entitled to a brokerage commission, finder’s fee or other like payment in connection with the purchase and sale of the Interests.

6.2	All representations and warranties made herein shall survive the Closing. Teekay Offshore agrees to indemnify and hold THL harmless from any and all losses, damages, claims, actions and proceedings, including any legal or other expenses, arising out of any breach of any representation or warranty made by the Teekay Offshore herein and THL agrees to indemnify and hold Teekay Offshore harmless from any and all losses, damages, claims, actions and proceedings, including any legal or other expenses, arising out of any breach of any representation or warranty made by the THL herein.
7. NOTICES
7.1	Any notice, direction or other instrument required or permitted to be given by either Party under this Agreement shall be in writing and shall be sufficiently given if delivered personally, sent by prepaid first class mail or transmitted by facsimile or other form of electronic communication during the transmission of which no indication of failure of receipt is communicated to the sender:
(a)	in the case of a notice to Teekay Holdings Limited at:
4th Floor, Belvedere Building,

69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
(b)	in the case of a notice to Teekay Offshore Partners L.P. at:
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
8. GENERAL
8.1	Expenses. Except as otherwise agreed in writing by the Parties, costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Agreement and the transaction contemplated under this Agreement shall be paid by the Party incurring such expenses.

8.2	Assignment/Successors and Assigns. Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by either Party without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed. Subject to that condition, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

8.3	This Agreement shall be governed by and construed under the laws of the state of Bermuda.

8.4	Further Assurances. Each Party agrees that upon the written request of any other Party, it will do all such acts and execute all such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of all such acts and will cause the execution of all such further documents as are within its power to cause the doing or execution of, as the other Party may from time to time reasonably request be done and executed as may be required to consummate the transactions contemplated under this Agreement, or as may be necessary or desirable to effect the purpose of this Agreement or any document, agreement or instrument delivered under this Agreement and to carry out their provisions or to better or more properly or fully evidence or give effect to the transactions contemplated under this Agreement.

8.5	Public Notices. All notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by THL and Teekay Offshore and no Party shall act unilaterally in this regard without the prior approval of the other Party (such approval not to be unreasonably delayed or withheld), except where required to do so by law or by the applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

8.6	Counterparts. This Agreement may be executed by the Parties in separate counterparts each of which when so executed and delivered shall be an original, and all such counterparts shall together constitute one and the same instrument.

8.7	Termination. Teekay Offshore’s obligation to purchase the Interests in accordance with this Agreement is subject to the closing of the Public Offering and the Concurrent

Private Placement. If either the Underwriting Agreement related to the Public Offering or the Unit Purchase Agreement relating to the Private Placement is terminated, or if transactions contemplated thereby are not consummated by June 30, 2008, this Agreement shall automatically terminate.
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     IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first written above.

Teekay Holdings Limited

By:	/s/ Roy Spires

Name:	Roy Spires
Title:	Executive Vice President and Chief Strategy Officer

Teekay Offshore Partners L.P.

By: Teekay Offshore GP L.L.C., its general partner

By:	/s/ Peter Evensen

Name: Peter Evensen
Title: Chief Executive Officer